Pay My Time Limited

30 Percy Street

London W1T2DB

United Kingdom

June 9, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jan Woo, Legal Branch Chief

Re:	Pay My Time Limited
First Amendment to Registration Statement on Form S-1 Filed April 6, 2017
File No. 333-216437

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated April 26, 2017 addressed to Mr. Thomas Brooks, the Company’s Chief Executive Officer, with respect to the Company’s filing of its First Amendment to Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response. Where applicable, reference is made to the revised pages or sections of Form S-1.

General

1. We note your response to prior comment 1 and continue to believe that you are a shell company as defined in Securities Act Rule 405 based on the scope of your business operations and assets. Please revise your disclosure to state that you are a shell company and provide appropriate risk factor disclosure. Alternatively, in your response letter, provide a more detailed analysis to support your claim that your business operations are more than nominal. For example, provide us with a detailed explanation of the transactions that led to the $79,780 in research and development expenses you incurred during the year ended December 31, 2016, including a description of the nature of the activities the expenses funded.

COMPANY RESPONSE:

We continue to assert that we are not a “Shell Company” and reiterate the matter detailed in our response to Comment #1 in the prior comment letter. In particular, we refer to Release # 33-8869, specifically in footnote 172:

“…Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

To date, the Company’s Research and Development activities have been extensive and include the following:

●	Preliminary Study of the Security Aspects and development (see document: PayMyTime Preliminary.pdf)

●	First raw account management and send mail User Interface (see video https://youtu.be/2Hu7PSNKvCk

●	Study, Design and Proof of the Software Architecture (see document: Software Architecture PayMyTime.pdf)

●	Proof of concept of the Artificial Intelligence / Deep Learning for Billing Meter product (see document: POC BillingMeter Artificial Intelligence Documentation.pdf)

●	Setup of the technology stack on an external Cloud Server (Hetzner.de) (see document: TechnologyStackPMT.pdf)

●	Developement of the first prototype (single activities are listed in the document (see PMT Prototyp Activities.pdf)

●	Development of the first User Interface (see video http://www.paymytime.com/pmt/how-pmtp-works/

●	The Company has entered into a comprehensive Letter of Agreement with a software consultant and supplier (see response to Comment #2, below).

The Company is willing to provide the above-referenced documents to the Commission on a confidential basis as they contain confidential and proprietary information.. The referenced videos can be accessed by clicking on the links.

These activities are inconsistent with a “Shell Company” but are rather emblematic of an early stage company with a specific business plan which is dedicating substantial resources to the accomplishment of that business plan.

The amounts expended for research and development in the year ended December 31, 2016 primarily relate to the services provided under the Letter of Agreement.

The Company

Business Overview, page 5

2. We note your disclosure on page 25 that you have executed a software development agreement with Arobs Transilvania. Please disclose the material terms of this agreement and file it as an exhibit or tell us why it is not required to be filed. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

COMPANY RESPONSE:

We have disclosed the material terms of this agreement in Amendment #2 and have included the Agreement as an exhibit.

Dilution, page 20

3. It does not appear you have changed the disclosure in this section to reflect the sale of varying amounts of the total amount of securities being offered, as you indicated in your response to prior comment 2. Please revise the dilution table to also include the impact of selling 25%, 50% and 80% of the securities being offered.

COMPANY RESPONSE:

We have revised the dilution table to be consistent with the various levels of funding detailed in the Use of Proceeds section.

Directors and Executive Officers

Related Transactions, page 30

4. We note your response to prior comment 13. Please disclose the name of each related person. Also describe the services provided by and amount paid to each of the four directors. Refer to Item 404(d)(1) of Regulation S-K.

COMPANY RESPONSE:

We have identified each such related person and described the services and amounts paid to each.

Exhibit 5.1

5. We note your response to prior comment 17. Please revise the legality opinion to state that the shares being offered by the selling shareholders are fully paid and non-assessable.

COMPANY RESPONSE:

The next to last paragraph of the Opinion states as follows: “Based upon the foregoing and upon the representations and information provided by the Company, we hereby advise you that in our opinion (a) the Shares offered by the Company to be issued in the Offering, when issued, will be duly authorized and validly issued, fully paid and non-assessable and (b) the Shares offered by the Selling Shareholders were duly authorized and validly issued, fully paid and non-assessable.” (emphasis added). We believe that this language already covers the issue raised by your comment.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Pay My Time Limited,

By:	/S/ Thomas Brooks
Thomas Brooks
Chief Executive Officer

cc:      Robert L. B. Diener, Esq.